SPX | Corporation

Patrick J. O'Leary
Chief Financial Officer

SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277 USA
Phone 704-752-4455
Fax 704-752-7487

June 30, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Kevin L. Vaughn

    Re: **SPX Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2005
            Form 8-K Dated March 1, 2006

Dear Mr. Vaughn:

       This letter sets forth the responses of SPX Corporation (together with its subsidiaries, "we" or "our") to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated June 8, 2006.

       The Staff's comments are restated below in bold type, and are in each case followed by our response. All dollar and share figures in our response are in millions except for per share data.

General

Form 10-K for the year ended December 31, 2005

Item 7, Management's Discussion and Analysis, page 19

Executive Overview, page 19

1. **We note on page 67 that you "will continue to monitor impairment indicators across [your] reporting units, including, but not limited to, Air Filtration, Dock Products, Contech, Dehydration and Waukesha Electric Systems." Please clarify to us and revise in future filings to provide a discussion in MD&A those trends, positive or negative, that may exist in these reporting units that may impact their results. Also, please consider revising your critical accounting policies to discuss how a change in certain assumptions and estimates used in your impairment analysis may impact the test. Please refer to SEC Release 33-8350, entitled "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."**

Response

The principal trends for each of our reporting units, positive or negative, that may impact their results that we monitor in determining the necessity to perform an impairment review in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" are as follows:

- significant variances in the financial performance (i.e., revenues, earnings and cash flows) in relation to expectations;
- significant changes in industry or economic factors;
- significant changes or planned changes in our use of a reporting unit's assets; and
- significant changes in customer relationships and competitive conditions.

We will expand our disclosures in future filings as they relate to the discussion of the trends, positive and negative, that may impact the results of our reporting units.

In the Critical Accounting Policies and Use of Estimates section of our 2005 Form 10-K we disclosed the aggregate goodwill and indefinite lived intangible asset balances of Air Filtration, Dock Products, Contech, Dehydration and Waukesha Electric Systems. These are the reporting units for which we recognized an impairment charge in 2005 or which have experienced negative trends that have impacted, or are likely to impact, their results. At December 31, 2005, the aggregate goodwill and indefinite lived intangible asset balances for these five reporting units was $407.4, which represented 18.1% of our total goodwill and indefinite lived intangible assets.

In future filings, we will expand our disclosures to add a sensitivity analysis summarizing how a change in our key assumptions and estimates (e.g., future sales growth rates and/or discount factors) used in our impairment analysis would impact the test.

2. **Please tell us and revise in future filings to provide in MD&A and footnote 8 to the financial statements a description of the facts and circumstances leading to the impairment you recorded in Air Filtration and Dock Products reporting units. These disclosures should be made in future filings, where applicable. Refer to the guidance in paragraphs 46 (a) and 47 (a) of SFAS 142.**

Response

On a quarterly basis, we monitor each reporting unit for indicators of impairment, with particular attention to those reporting units that have previously recorded impairment charges or have experienced negative trends that have impacted, or are likely to impact, their results.

During each of the first three quarters of 2005, we did not identify significant negative trends that would indicate an impairment of the goodwill and indefinite lived intangible assets for any of our reporting units. As a result of our annual impairment testing, in connection with the preparation of our 2005 annual financial statements, we determined that the fair values of our Air Filtration and Dock Products reporting units were less than the respective carrying values of their net assets as further described below:

Air Filtration

Our 2006 strategic plan, which was prepared during, and finalized at the end of, the fourth quarter of 2005, indicated that completion of the integration of Air Filtration, which we acquired in 2004, into SPX would take longer and would be more costly than originally anticipated, thus, negatively impacting the reporting unit's long-term financial forecast.

Based on this long-term financial forecast, and in connection with the preparation of our 2005 annual financial statements, we determined that the fair value of the Air Filtration reporting unit was less than the carrying value of its net assets. Accordingly, we recognized an impairment charge in the fourth quarter of 2005.

Dock Products

In January 2006, based on information as of December 31, 2005, we received third-party indications of Dock Product's fair market value, which were less than the carrying value of its net assets. In accordance with paragraph 24 of SFAS No. 142, management concluded that these valuations represented the best available information to estimate fair value in our annual 2005 impairment test. Accordingly, in conjunction with the preparation of our 2005 annual financial statements, we recognized an impairment charge in the fourth quarter of 2005.

In future filings, in accordance with paragraphs 46 (a) and 47 (a) of SFAS No. 142, we will expand our disclosure for impairments of goodwill and other intangible assets to explain the facts and circumstances that lead to the recognition of an impairment charge, as applicable.

Critical Accounting Policies and Use of Estimates, page 38

3. **You state on page 86 that you are primarily self-insured for workers' compensation, automobile, product and general liability and health costs and you have provided adequate accruals for these self-insurance reserves. In this regard, please consider revising your critical accounting policies to provide a discussion of the significant assumptions made and estimates used by management in developing the estimate of your liability for self-insurance reserves, including the incurred claims but not yet**

reported portion. Your discussion should include those factors considered by management when making these determinations.

Response

In future filings, we will revise our critical accounting policies to provide a discussion of the significant assumptions made and estimates used by management in developing the estimate of our self insurance liabilities, including the incurred but not yet reported claims. Our discussion will include those factors considered by management when making those determinations.

Item 8. Financial Statements and Supplementary Data, page 42

Note 1 – Summary of Significant Accounting Policies, page 48

-Revenue Recognition, page 48

4. In future filings, disclose the nature of program incentives and rebates you offer to your customers and your accounting policy for such items.

Response

In future filings, we will disclose the nature of material program incentives and rebates we offer to our customers and our accounting policy for such items.

Note 5 – Business Segment Information, page 58

5. We note your disclosures that beginning in the first quarter of 2005 you operated in three primary business segments consisting of Flow Technology, Test and Measurement and Thermal Equipment and Services and that "each of the remaining businesses within [your] portfolio generally represent North American focused industrial operations that lack global scale and will not likely be the focus of acquisition growth" and that "these businesses have been aggregated into a fourth segment identified as Industrial Products and Services." You further state that this fourth segment includes businesses that manufacture and market power systems, loading dock products, die castings and filters primarily for the automotive industry and television broadcast antenna systems, among others. We note that the revenues of this fourth segment totaled $1.2 billion, the second largest segment and 34% of your total consolidated revenue for 2005. Please tell us in sufficient detail how you evaluated paragraphs 17 through 20 of SFAS 131 as it relates to the aggregation of the businesses within the Industrial Products and Services segment. Please include in your response a discussion of the factors outlined in items (a) through (e) of

paragraph 17 of SFAS 131. Please also tell us how you considered the guidance in EITF 04-10 which is an interpretation of the aggregation criteria of paragraph 17 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19.

<u>Response</u>

Since December 2004, there have been numerous changes within our company, including leadership changes and the divestiture of several significant businesses (businesses with full year 2004 revenues of approximately $1,400.0). In connection with these changes, we initiated a process, during the first quarter of 2005, to re-align our businesses to better capture the potential end-market, distribution and back-end synergies that inherently exist among certain of these businesses. Through this re-alignment process, we determined that a number of our businesses are well positioned to capture synergies and for revenue and profit margin growth based on the potential within the current markets they serve, as well as the potential for expansion into additional markets through both organic growth and acquisitions. These "growth" businesses have been identified as the Flow Technology, Test and Measurement, and Thermal Equipment and Services reportable segments and represent more than 73% of our total consolidated revenues for 2005 and are anticipated to represent at least 75% before the end of 2006 (as described more fully below). Each of the remaining businesses within our portfolio generally represent North American focused industrial manufacturing operations that lack global scale and have been, and will continue to be, subject to divestiture based on ongoing strategic reviews. These businesses have been aggregated as our fourth reportable segment, Industrial Products and Services.

We respectfully submit that revenues for our Industrial Products and Services segment totaled $1,150.2 in 2005, or 26.8% of our total consolidated revenues ($4,292.2). The revenues, the absolute profit and loss, and the total assets of each of the businesses within the Industrial Products and Services segment were less than 10% of the respective combined figures of all our businesses during 2005 and 2004 (i.e., none of these businesses met the quantitative reporting thresholds identified in paragraph 18 of SFAS No. 131). In accordance with paragraph 19 of SFAS No. 131 and the guidance of EITF 04-10, we have aggregated these businesses into a single reportable segment (the Industrial Products and Services segment), as these businesses have similar economic characteristics and meet the majority of the aggregation criteria outlined in items (a) through (e) of paragraph 17 of SFAS No. 131.

- **Similar Economic Characteristics** – The primary financial metric utilized by our Chief Operating Decision Maker to determine how and where to allocate resources is operating profit margin. As presented in the following table, for the vast majority of the businesses within the Industrial Products and Services segment (those representing approximately 94% of the segment's 2005 revenues and 84% of its operating profits), the average annual operating profit margin historically has been, or is anticipated to be, in the range of 7% to 13%.

	Percentage of Total SPX Revenues	Percentage of Total Segment		Average Annual Operating Profit Margin (1)
		Revenues	Operating Profit	
Business A	7%	26%	26%	8%
Business B	5%	21%	10%	7%
Business C	3%	12%	2%	8%
Business D	3%	11%	11%	9%
Business E	3%	10%	16%	13%
Business F	2%	8%	11%	13%
Business G	2%	6%	8%	10%
Total		94%	84%	

(1) Based on historical and anticipated future performance

The businesses within the Industrial Products and Services segment represent domestic manufacturers that provide products that serve primarily as components of their customers' products, with the majority of the customer base relating to domestic industrial manufacturers operating in the aerospace, automotive, construction, power, and other industrial markets. As such, the economic trends of these businesses are highly dependent on and driven by factors impacting the domestic industrial markets.

- **Aggregation Criteria**

  (a) *The nature of the products and services* – Each of the businesses within the Industrial Products and Services segment is a domestic manufacturer of products, primarily industrial fabrications, which are sold generally for use in customers' manufacturing processes or other applications.

  (b) *The nature of the production processes* – As noted above in "The nature of products and services," each business within the Industrial Products and Services segment is a domestic manufacturer of products, primarily industrial fabrication.

(c) ***The type or class of customer for the products and services*** – The customer base for the businesses within the Industrial Products and Services segment is primarily domestic industrial manufacturers.

(d) ***The methods used to distribute their products or provide their services*** – Certain of the businesses within the Industrial Products and Services segment sell directly to their customers, while others sell direct as well as through distributors.

(e) ***If applicable, the nature of the regulatory environment*** –None of the businesses within the Industrial Products and Services segment operate in a regulatory environment, therefore item (e) is not applicable.

We believe that the businesses in the Industrial Products and Services segment are similar in the nature of their products and services, nature of their production processes and type or class of customer for their products and services, which categories represent the majority of the applicable aggregation criteria outlined in items (a) through (e) of paragraph 17 of SFAS No. 131.

In addition to the application of the aggregation criteria outlined in items (a) through (e) of paragraph 17 of SFAS No. 131 and the guidance of EITF 04-10 discussed above, we also considered other qualitative factors that may be useful to investors. Specifically, we considered the impact anticipated future divestitures are likely to have on revenues of our segments. As previously noted, 2005 was a year of significant change for SPX, including the divestiture of several significant businesses. We continue to monitor the strategic fit of businesses within our portfolio, particularly those businesses within our Industrial Products and Services segment, as they generally lack opportunities for revenue and profit margin growth based on the potential within the current markets they serve and lack the potential for expansion into additional markets. During the first quarter of 2006, we completed the divestiture of one such business in our Industrial Products and Services segment and anticipate completing the divestiture of at least one additional business within the segment by the end of 2006. As a result of our anticipated ongoing divestiture activity in this segment, combined with the projected growth within our other three segments, we anticipate that the revenues of our other three reportable segments will be at least equal to 75% of total consolidated revenues before the end of 2006. The following table reflects what our historical and 2006 reportable segment revenues were or are anticipated to be, stated in terms of their percentage of total consolidated revenues, as a result of anticipated divestitures within the Industrial Products and Services segment during 2006.

	Combined Flow Technology, Test & Measurement, and Thermal Equipment & Services segments	Industrial Products and Services segment
2004 Revenues - As Reported	72%	28%
Impact of Anticpated 2006 Divestiture(s)		-3%
2004 Revenues - Anticipated Restated	75%	25%
2005 Sales - As Reported	73%	27%
Impact of Anticpated 2006 Divestiture(s)		-3%
2005 Revenues - Anticipated Restated	76%	24%
Anticipated 2006 Revenues - Guidance (1)	73%	27%
Impact of Anticpated 2006 Divestiture(s)		-3%
Anticipated 2006 Revenues - Post Divestiture	76%	24%

(1) Provided as part of our January 19, 2006 Investor Meeting

Based on the information presented herein, we believe that our reported segments appropriately reflect the way our Chief Operating Decision Maker evaluates segment performance and decides how to allocate resources to our segments. As our reported segments comprise 100% of our total consolidated revenue, we are in compliance with the requirements of paragraph 20 of SFAS 131.

Note 9 – Investment in Joint Venture, page 67

6. **We note your disclosure that your investment in EGS was $81.3 less than your proportionate share of EGS' net assets at December 31, 2005 and that this amount represents the difference in your share of the joint venture's goodwill. Please revise future filings to disclose how you are accounting for this difference in accordance with paragraph 20(a) (3) of APB 18.**

Response

We will expand our disclosure in future filings to clarify how we are accounting for the difference in our share of the joint venture's goodwill in accordance with paragraph 20(a)(3) of APB 18.

Note 14 – Commitments and Contingent Liabilities, page 84

7. You state in a General section of this footnote that you have accruals
totaling $344.1 million and $350.5 million at December 31, 2005 and 2004,
respectively. Your disclosure here appears vague and confusing. It is
unclear from your disclosure the specific components of this liability and
where it is reflected in the consolidated balance sheets. Please tell us and
revise in future filings to specifically disclose the nature of the accrual,
the specific amount recorded for litigation, environmental and
self-insurance and where such amounts are recorded in the consolidated
balance sheets. We may have further comment after receiving your
response.

Response

The aggregate accruals of $344.1 and $350.5 relate primarily to risk
management (i.e., workers' compensation and general and product liability
claims) and environmental matters, all of which we have historically
considered to be similar liabilities. The table below summarizes the specific
liabilities recorded for risk management and environmental matters as of
December 31, 2005, along with an indication as to where such amounts are
recorded in our consolidated balance sheet. The liabilities for risk
management and environmental matters as of December 31, 2004 have been
presented below for comparability purposes.

	Accrued Expenses	% of Current Liabilities	Other Long-Term Liabilities	% of Total Liabilities	2005 Total	2004 Total
Risk Management	$ 61.3	4.2%	$ 210.5	6.6%	$ 271.8	$ 269.6
Environmental	5.0	0.3%	67.3	2.1%	72.3	80.9
	$ 66.3	4.5%	$ 277.8	8.7%	$ 344.1	$ 350.5

Liabilities for litigation not directly associated with risk management or
environmental matters are excluded from the above figures and totaled
approximately $32.0 and $36.0 as of December 31, 2005 and 2004,
respectively.

Due to a significant reduction of our long-term debt, the component of this
liability relating specifically to risk management became greater than 5% of
total liabilities during 2005. While we still consider the aggregate of these
liabilities to be similar, we will expand and clarify our disclosure in future
filings to provide more information regarding risk management matters to our

investors. In addition, we will indicate clearly where such liabilities are recorded within our consolidated balance sheet.

8. **In this regard, please tell us and revise future filings to provide disclosure of environmental remediation costs as required by SAB Topic 5Y. Specifically, please disclose the nature of the costs involved, the total anticipated cost, the total costs accrued to date, the balance sheet classification of accrued amounts, and the range or amount of reasonably possible additional losses.**

<u>Response</u>

We have reviewed SAB Topic 5Y, and believe that our current disclosures are in compliance with the requirements of this Topic and with accounting principles generally accepted in the United States given the relative significance of our environmental remediation liabilities (the amount and balance sheet classification of which have been provided as part of our response to comment number seven above). As noted in Note 14 to our consolidated financial statements, our environmental remediation liabilities pertain to numerous currently owned and/or operated sites, previously owned and/or operated sites where we retained environmental liabilities and third-party offsite disposal sites to which we sent waste materials as one of many that sent waste materials to those sites. The average annual amount paid during the last several years (2002 – 2005) as part of meeting our obligations for these sites was $5.0. There is no individual site, or group of associated sites, for which the environmental remediation liabilities are of such significance that detailed disclosure in our consolidated financial statements would be required. Additionally, due to the uncertainties involved with the effectiveness of various clean-up technologies, the questionable level of our responsibility and other factors, we are unable to reasonably estimate the amount of possible additional losses associated with the resolution of these matters beyond what has been previously recorded. In future filings, we will include disclosure indicating if we are unable to reasonably estimate the amount of these possible additional losses.

Note 15 – Shareholders' Equity, page 87

9. **We note in December 2004 four members of executive management team elected to voluntarily surrender outstanding stock options to purchase 2.5 million shares of common stock. Further, we note these stock options would vest in their entirety in August 2005. Tell us if you have given any form of consideration to these employees to compensate them for terminating these options that were previously granted to compensate them for services previously provided.**

We gave no form of consideration to any member of the executive management team to compensate him for voluntarily surrendering outstanding stock options to purchase 2.5 million shares of our common stock in December 2004.

Form 8-K Dated March 1, 2006

10. We note that you present a non-GAAP measure of pro forma earnings per share. We have the following comments:

- **Please note that the pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.**

   We will revise our presentation in future information furnished or filed to omit the pro forma terminology when referring to our non-GAAP information.

- **In the reconciliation of this non-GAAP measure, you start with "diluted GAAP EPS from continuing operations." However, it appears that you are actually starting with total GAAP EPS, including continuing operations and discontinued operations. Please revise in future filings to clarify the starting point of your reconciliation. In this regard, if you elect to start with GAAP EPS from continuing operations, you should remove the reconciling item for income from discontinued operations.**

   We will revise any reconciliations in future information furnished or filed for the non-GAAP measure of earnings per share to clarify the starting point of our reconciliations. If we elect to start with GAAP EPS from continuing operations, we will remove the reconciling item for income from discontinued operations.

- **Please tell us and revise future filings to explain the adjustments for "normalized tax rate (40%)", "projected share count (64m)" and "normalized interest expense ($9m – Q4; $37m – FY)." Tell us why you believe it is appropriate to include adjustments in your non-GAAP financial measure for these items. Please also tell us and revise future filings to show how the adjustment is calculated. Please note that the reconciliation should detail each item that is included or excluded in the most directly comparable GAAP measure that is being excluded in the non-GAAP measure.**

   We believe it is appropriate to include adjustments for "normalized tax rate (40%)", "projected share count (64m)" and "normalized interest expense ($9m – Q4; $37m – FY)" in our non-GAAP numbers because each of these items is related to a significant recapitalization strategy completed in 2005.

Specifically, this strategy included selling business units that generated in the aggregate approximately 25% of our total revenues, and using the proceeds to reduce our then-outstanding debt by $1,765.6 and repurchase 13.7 shares of common stock for $624.7.

Included in our consolidated financial statements are gains of $1,099.7 (net of tax) on the 2005 asset sales as well as losses on the early extinguishment of debt of $113.6, contributing to a GAAP net income per share of $15.33.

As explained more fully below, each of these adjustments reported in our supplemental non-GAAP earnings per share numbers for 2005 was primarily related to this recapitalization strategy. We believe the magnitude of the impacts of the recapitalization strategy can affect investors' understanding of our overall financial performance. We further believe that investors' understanding is enhanced when the non-recurring impacts of this strategy are set aside; permitting investors to more easily compare our period-to-period performance. Therefore, while giving appropriate prominence to the GAAP based financial measures in presenting earnings per share, we believe it is appropriate and useful to investors to include non-GAAP earnings per share numbers adjusted for the items discussed above.

Given the magnitude of the recapitalization and its impact on GAAP net income per share, we determined that investors would be best served by our providing them annual net income per share guidance for 2005 on an adjusted basis throughout the year (as a supplement to our GAAP financial measures) that included adjustments resulting from the asset sales and recapitalization efforts, as well as certain other non-recurring adjustments.

A detailed description of, and the basis for, our adjustments to normalize the tax rate and interest expense and reduce our share count are as follows:

Normalized tax rate (40%)

–   In 2005, our effective tax rate was 138.6%. Our 2005 effective tax rate was impacted by our asset sales and recapitalization efforts as well as certain other non-recurring items.

–   Excluding the items noted above, our effective tax rate was 40% for 2005. In our supplemental adjusted net income per share calculation, we presented results that included a "normalized" tax rate of 40%, which, as discussed more fully above, is meant to simplify comparisons to other periods, and we believe provides investors with useful information when used in appropriate prominence to GAAP.

—   The calculation for the $0.41 adjustment to the GAAP earnings per share is as follows:

Income tax provision at 138.6% effective rate	$70.4
Income tax provision at 40% normalized rate	20.3
Sub-total	50.1
Less: Tax adjustment for asset impairments (1)	(21.2)
Adjustment for tax provision	$28.9
EPS adjustment (71.084 shares outstanding)	$0.41

(1) The tax adjustment for the asset impairment recorded in Q4 2005 is included in the $0.96 per share adjustment for SFAS 142 asset impairment in the adjusted EPS reconciliation previously presented.

Projected share count (64m)

—   As part of the recapitalization strategy, we announced our intention to repurchase at least 10.0 shares of our outstanding stock in order to achieve a diluted average share count of 64.0 shares. In our supplemental adjusted net income per share calculation, we presented results that included the full year impact of the intended repurchases (i.e., 10.0 shares were assumed to be repurchased on January 1, 2005).

—   The calculation for the $0.26 per share adjustment to the GAAP earnings per share is ($167.5 (adjusted net income)/64.0 (adjusted outstanding shares)) – ($167.5/71.084 (GAAP outstanding shares)).

Normalized interest expense

—   As part of the recapitalization, we announced our intention to reduce outstanding debt by approximately 70% during the course of 2005. In our supplemental adjusted net income per share calculation, we presented results that included the full year impact of the intended debt reduction (i.e., we assumed a 70% reduction in debt, effective January 1, 2005).

—   The calculation for the $0.12 adjustment to the GAAP earnings per share is as follows:

2005 interest expense	$68.9
Less 2005 interest income	(17.1)

Net 2005 interest expense	51.8
Less interest expense on resulting debt level	(37.3)
Adjustment	$14.5
EPS Adjustment (1)	$0.12 per share

(1) Based on 40% tax rate and 71.084 shares outstanding.

We will revise our disclosures in future filings to explain the adjustments for "normalized tax rate," "projected share count" and "normalized interest expense" in our non-GAAP numbers in more detail.

- **Please revise the discussion of the non-GAAP earnings per share figure in your Form 8-K under Item 2.02 to more clearly describe the usefulness of this non-GAAP measure. You state that the measure excludes items that are non-recurring in nature. Please tell us and revise your disclosure in future filings to discuss the manner in which management uses the measure to conduct or evaluate the business, the economic substance behind management decision to use this measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using the non-GAAP financial measure; and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Please refer to Frequently Asked Questions Regarding the Use of the Non-GAAP Financial Measures dated June 13, 2003 available on our website at www.sec.gov.**

The significant nature of the items related to the recapitalization strategy included in our consolidated financial statements resulted in GAAP net income per share of $15.33. Management did not solely evaluate our performance on the GAAP net income per share measure of $15.33, nor do we believe that our investors valued our company based solely on $15.33 in earnings per share in 2005. As such, when considering the ongoing implications of the recapitalization strategy on our company and ultimately our investors, we utilized adjusted earnings per share calculations. We expected that many investors would attempt to conduct similar analyses and we provided ours as a supplement to the GAAP net income per share.

Management believes the non-GAAP earnings per share measure is useful to investors to assess and understand our overall financial performance, especially when comparing results with previous periods or forecasting performance for future periods, primarily because management views the excluded items to be outside our normal financial results. Management analyzes our earnings per share without the impact of non-recurring costs as an indicator of on-going performance. Management believes the non-GAAP earnings per share measure is useful to investors because it provides a measure of our net profitability on a more comparable basis to historical periods and provides a more meaningful basis for forecasting future performance. Additionally, because of management's focus on generating shareholder value, of which net profitability is a primary driver, management believes the non-GAAP earnings per share measure excluding the impacts of the recapitalization and other non-recurring charges provides an important measure of our net results of operations for the investing public. Therefore, while giving appropriate prominence to the GAAP based financial measures in presenting earnings per share, we believe it is appropriate and useful to investors to include non-GAAP earnings per share numbers adjusted for the items discussed above.

The material limitation of the non-GAAP earnings per share number is that it does not provide investors with an accurate measure of the actual earnings per share earned in the relevant period and, accordingly, should only be considered in conjunction with the GAAP number.

We believe that we have adequately discussed each of the items required to be discussed in connection with the use of non-GAAP numbers in information furnished or filed, such as in our Form 8-K dated March 1, 2006, but we will revise our disclosure in any future information furnished or filed in which this non-GAAP earnings per share number is included to reflect the above expanded discussion of the manner in which management uses the measure to evaluate our overall financial performance, the economic substance behind management's decision to use this measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using the non-GAAP financial measure, and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

- **You also state that the non-GAAP EPS figure excludes items that are "not an accurate reflection of the underlying growth of the company." Please explain in greater detail what this statement means. Please tell us and revise future filings to explain which items are being excluded for this reason and why.**

In any future information furnished or filed in which we include the referenced non-GAAP earnings per share figure, we will replace the sentence "Our management believes that this metric can be a useful financial measure for investors in evaluating the normal operating performance of the company for the periods presented because it excludes items that are either non-recurring in nature or not an accurate reflection of the underlying growth of the company" with the following or similar disclosure, as relevant: "Our management believes that this metric can be a useful financial measure for investors in evaluating the normal financial performance of the company for the periods presented because it excludes items we believe are non-recurring in nature, allowing for a better period-to-period comparison of core operations and growth of the company."

As described above, the significant nature of the items related to the recapitalization strategy included in our consolidated financial statements resulted in GAAP net income per share of $15.33. We believe that our investors do not value our company solely based on $15.33 in earnings per share in 2005, as that amount did not represent our underlying, or expected ongoing, earnings. All the adjustments presented in reconciling from GAAP earnings per share of $15.33 to the supplemental adjusted earnings per share of $2.62 were made for the purpose of providing investors with additional means to evaluate our performance on a more comparable basis to historical periods and provide a more meaningful basis for forecasting future performance.

We will expand our disclosure in any future information furnished or filed in which we include the referenced non-GAAP EPS figure to further explain these items and why they are being excluded.

* * * * *

In connection with this response, we acknowledge the following:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (704) 752-4455 or via e-mail at patrick.oleary@spx.com.

Very truly yours,



Patrick J. O'Leary
Executive Vice President
and CFO

cc: Michele Fohlke
        Branch Chief
      Martin James
        Senior Assistant Chief Accountant